Memorandum of Understanding
(Agreement Reference No.: SCT0062023072700017)

This Memorandum of Understanding (hereinafter referred to as **MoU**) is made on August 25, 2023.

BETWEEN

1. **HyperScale Nexus Holding Corporation**, a United States Nevada corporation formed and operating in good standing (Company Registration No. NV20232837751), with its registered office at 401 Ryland Street, Unit 200-A, Reno, Nevada (U.S.), 89502 ("HyperScale").

AND

2. **xFusion Digital Technologies LLC,** with its registered office at 1501, The Bay Gate, Business Bay, Dubai, UAE ("xFusion").

Collectively referred to herein as "Parties" and each a "Party."

Whereas:

The purpose of this MoU is to formalize the relationship and the terms, conditions, and process for HyperScale's purchase and xFusion's sale through its distributor, the Redington Group, or any other approved xFusion distributor ("Distributor"), of xFusion's ICT decarbonization/sustainability projects and initiatives related to providing diversified computing power supplies for new green data centers, supplementary products, and related consultancy services. XFusion commits to providing for sale, subject to the procedures, terms, and conditions set forth in this MoU, for a period of eighteen (18) months from the effective date of this MoU, thirty thousand (30,000) NVIDIA H-100 GPU chipsets eligible for HyperScale's purchase on agreed terms.

NOW THE PARTIES HEREBY AGREE AS FOLLOWS:

1 Definitions

1.1 For the purposes of this MoU, the following expressions shall (unless the context otherwise requires) have the following meaning: -

"Affiliates"	means any corporation, company, or other business entity that directly or indirectly controls or is controlled by or under the common control of a Party. For this purpose, "control" means the direct or indirect ownership of, in aggregate, fifty percent or more of voting capital
"Confidential Information"	means any information or material marked "Confidential," "Restricted," or with such other restrictive legend; proprietary software including source code and documentation; or any other form of information disclosed which may be reasonably construed to be confidential which either Party may disclose to the other Party under this MoU.

"IPR"	means patents, design rights, trade secrets, trademarks and copyrights of any kind and any other form of related protection, statutory or otherwise, wherever in the world subsisting, and shall include applications for any of the foregoing respectively.
"Laws"	means any applicable statute, regulation, by-law, order, ordinance, subordinate legislation, Sanctions, or the like in force from time to time in the United Arab Emirates or such other jurisdiction in which a party is incorporated or such other jurisdiction in which the XFusion is performing its obligations under this MoU and includes the common law as applicable from time to time and any applicable industry codes or standards.
"Prime Contract"	means the contract (if any) to be entered into by HyperScale and the Distributor for HyperScale's purchases of services and products for each data center project identified by HyperScale. For the purposes of this MoU, the "Prime Contract" means the purchase order and related contract entered into between HyperScale and Distributor.
"Proprietary Information"	means information proprietary to a Party, including, without limitation, designs, drawings, reports, specifications, procedures, instructions, software, and any other technical or commercial information and data.
"Regulatory Authority"	the regulator, a public official, a government minister, department or statutory body that has jurisdiction, whether in or outside of United Arab Emirates or is a controlling body, in relation to an event arising from this MoU or in relation to the subject of Sanctions any relevant authority, regulator, public official including the United Nations, government minister, department or statutory body with competence to issue, impose, administer or enforce such Sanctions whether in or outside of United Arab Emirates.
"Sanctions"	means any sanctions, prohibitions, guidance, directions, and/or orders issued by a Regulatory Authority in relation to import/export control laws, regulations, and/or any other trade compliance that adversely affects either the exercise of rights or the performance of obligations by the Partner Companies under this MoU.
"Subcontract"	means the anticipated subcontract ("Subcontract") entered into between HyperScale and xFusion as a result of HyperScale's Prime Contract with the Distributor, setting forth specific terms and conditions for pricing and delivery.
"Scope of Work"	means each Party's respective obligations in connection with the Prime Contract or the Subcontract respectively.

2 Framework

2.1 The purpose of this MoU is to formalize the procedures for HyperScale's purchase from Distributor, as the distributor for xFusion, of services and products, including but not limited to (1) xFusion's ICT decarbonization/sustainability projects, (2) initiatives related to diversified computing power supplies for new green data centers, (3) related xFusion

consultancy services, and, (4) xFusion's commitment to supply, for a period of eighteen (18) months from the effective date of this MoU, thirty thousand (30,000) NVIDIA H-100 GPU chipsets to satisfy HyperScale orders. A complete description of xFusion's services and products is included in Appendix A to this MoU, which is incorporated herein by reference and is a material part of this MoU.

2.2 After the effective date of this MoU, HyperScale shall communicate with the Distributor and specifically describe the scope of work necessary for each HyperScale project. HyperScale will deliver a purchase order to the Distributor. Distributor will deliver the purchase order to xFusion, who will then communicate with HyperScale about the proposed hardware solutions and the required assistance and clarifications related to the hardware solutions, specifically including the products and services set out in Appendix A. HyperScale and xFusion will then negotiate and enter into the "Subcontract."

2.2.1 The "Subcontract" shall provide, aside from the terms and conditions of xFusion's products and services, xFusion's commitment to providing warranty support services for three years to HyperScale's completed projects using xFusion's products and services, including the replacement of defective parts, inspections, and management consulting.

3 Preparation for the Project

3.1 The Parties will work together on delivering each Project to HyperScale. Each Party shall appoint a representative to coordinate its activities in connection with the Project, the Prime Contract, and the Subcontract, as the case may be.

3.2 Each Party shall deliver the required Scope of Work, and HyperScale shall provide all reasonable assistance to xFusion as and when required by xFusion. Each Party shall have sole responsibility and liability in respect of its Scope of Work. HyperScale shall have no claim whatsoever against xFusion for any damage and loss suffered (including any expectation loss) or expense incurred if xFusion no longer wishes to proceed with the Project or if HyperScale decides to withdraw/terminate the Project or if the Distributor disapproves HyperScale's Scope of Work.

3.3 Except for warranty claims made by HyperScale (See Section 7.1), no Party shall be liable to the other Party for or in respect of the consequences of any failure of the Project or any part thereof to result in the Prime Contract and/or the Subcontract..

3.4 Each Party shall appoint Affiliates as the contracting party for the potential Project.

4 Confidentiality

4.1 The Parties agree that the Confidential Information exchanged shall be kept confidential and shall not be disclosed or given to any third party during and after the expiry or termination of this MoU without the prior written consent of the disclosing Party. The aforementioned undertaking does not apply to information:

(a) already known or independently obtained by the receiving Party;
(b) publicly known or becomes publicly known through no breach of this MoU; or
(c) required to be disclosed pursuant to a lawful order of a court or government or regulatory agency, including applicable securities exchanges, provided the receiving Party provides the disclosing Party with written notice of such order prior to disclosure and within such time as to allow the disclosing Party reasonable opportunity to oppose such disclosure before a court or agency of competent jurisdiction.

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4.2 The Parties shall use or permit to use of Confidential Information solely in connection with the Project and not for its own or any third party's benefit, provided that the Parties shall be entitled to disclose Confidential Information to those of its employees (under equivalent confidentiality undertakings), if any, to whom and to the extent such disclosure is reasonably necessary for the purposes of this MoU.

4.3 The obligation to protect Confidential Information under this clause shall survive for a period of three (3) years after the expiration or earlier termination of this MoU. Notwithstanding the aforesaid, where the Confidential Information consists of trade secrets, United Arab Emirates government, or statutory board-related information, the said obligation shall, without limitation in time, survive the expiration or earlier termination of this MoU.

5 Non-solicitation

5.1 During the term of this MoU and for a period of six (6) months thereafter, the Parties agree not to hire, recruit, solicit, or otherwise employ any employee of the other involved in connection with the Project.

6 Withdrawal

6.1 A Party may not withdraw from this MoU without the prior written consent of the other Party.

7 Term and Termination

7.1 This MoU shall remain in force from the Effective Date for a period of eighteen (18) months for HyperScale's purchase and sale of products and services from Distributor and xFusion, and for a period of three (3) years for possible warranty claims HyperScale could make from completed projects based upon the Prime Contract and Subcontract. The MoU relating to product and service sales may be terminated earlier upon prior written consent of both Parties. Warranty claims survive termination of the MoU but only to completed HyperScale projects based upon any Prime Contract and Subcontract.

7.2 Termination or expiration of, and withdrawal from, this MoU, for any reason, shall be without prejudice to all accrued rights, liabilities, and remedies. In Addition to the termination clause specified in the section above, if any Party or any of its associated/group companies becomes subject to any sanctions, embargoes, or similar actions imposed by any applicable governmental or regulatory authority, the other party may, at its sole discretion, terminate this MoU with immediate effect.

8 General

8.1 The Parties are independent contractors. No agency, partnership, joint venture, employment, or formal business organization of any kind is created by this MoU, and neither Party shall have the authority to bind the other.

8.2 Neither Party shall be liable for failure to perform due to such acts of God, earthquakes, riots, war, fire, epidemics, and other events of similar nature beyond its own reasonable control.

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8.3 Notwithstanding anything to the contrary in this MoU, neither Party may assign, transfer or subcontract its rights and obligations under this MoU (in whole or part) without the prior written consent of the other Party. Despite any such written consent having been granted to subcontract, the subcontracting Party shall be liable for any and all breaches of this MoU, acts, and/or omissions of its subcontractors and agents. The rights and obligations of the Parties under this MoU will be binding upon and inure to the benefit of the respective Parties' permitted successors and assigns.

8.4 No waiver of any breach of this MoU shall be deemed to be a waiver of any other or of any subsequent breach. The failure of either Party to enforce at any time any of the provisions of this MoU shall in no way be interpreted as a waiver of such provision.

8.5 In the event that any or any part of the provisions contained in this MoU be determined invalid, unlawful or unenforceable to any extent, such provision shall be severed from the MoU and the remaining provisions shall continue to be valid and enforceable to the fullest extent permitted by law.

8.6 This MoU replaces and supersedes any prior understandings, communications and representations whether verbal or written. This MoU may only be amended by a written document duly signed by the authorised representatives of both Parties.

8.7 Any notice, request, waiver, consent or approval shall be in writing in the English language and shall be deemed to have been duly given or made when it is delivered by hand or by prepaid registered post to the party to which it is required or permitted to be given and made at such party's address set forth in Annex A to this MoU or such other address as may be communicated in writing to the other party. Notices sent by prepaid registered post shall be deemed to have been received on the fifth working day after the date of posting. Notices delivered by hand shall be deemed to have been received upon delivery.

8.8 (a) xFusion acknowledges that its supply of goods, technical services may be subject to import, export or re-export authorisation from the Government of United Arab Emirates or other countries; and

(b) HyperScale shall comply with all Laws including those in relation to import, export, re-export, and any restrictions on the transfer of goods, services or technology, familiarise itself with the relevant export authorization procedures and obligations, and shall not directly or indirectly import, export or re-export any goods, services or related technical data or technology without first obtaining applicable authorization from the relevant Regulatory Authority. On HyperScale's requirement, the xFusion shall promptly provide any other information required to comply with Laws including without limitation applicable export control classification number and country of origin.

8.9 Both parties recognize the importance of a comprehensive project execution plan to ensure the successful implementation of the objectives outlined in this Memorandum of Understanding (MOU). In light of this, an Appendix shall be appended to this MOU, containing a detailed project execution flow. This Appendix shall provide a step-by-step breakdown of the project's execution stages, milestones, timelines. The parties acknowledge that this Appendix is essential for clear communication, alignment, and efficient collaboration. Any updates or modifications to the project execution plan shall be made in accordance with the provisions of this MOU or mutual agreement by both Parties.

8.10 HyperScale represents and warrants that neither it, or any HyperScale Affiliates nor any of their respective officers, directors or personnel:

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(a) is the subject of or will become subject to any Sanctions administered or enforced by any Regulatory Authority or listed under any Restricted Persons List or other similar lists, regulations or orders issued by any Regulatory Authority;

(b) have violated or during the term of this MoU will violate any Laws;

(c) whether directly or indirectly export, re-export, import or transfer goods and/or services, or have funded or engaged, is funding or engaging, or will fund or engage in any activities with any individual or entity listed under the US Commerce Department's Table of Denial Orders, US Embargoed Countries, the Restricted Persons Lists or listed under other similar lists, regulations or orders issued by any Regulatory Authority or involved in any activities restricted under the Laws whether in connection with this MoU or otherwise; and

(d) it shall not use any information, goods and/or services for military purposes including espionage (whether cyber-espionage attacks or otherwise) or sell, design, develop, produce, manufacture, stockpile or in any manner handle conventional weapons and/or nuclear, chemical, biological weapons or missiles ("Weapons of Mass Destruction") in violation of any Laws. HyperScale further agrees that it will not provide any goods and/or services to any third party if HyperScale knows or there are sufficient reasons to suspect that the end user of any such goods and/or services will use them for military purposes including espionage (whether cyber-espionage attacks or otherwise) or for the development, and/or manufacture of any Weapons of Mass Destruction.

For the purposes of this Clause 8.9 "US Embargoed Countries" means countries that are subject to a comprehensive embargo under the US Export Administration Regulations ("EAR") or the US Office of Foreign Assets Control regulations. "Restricted Persons Lists" means the US Department of Treasury's Specially Designated Nationals and Blocked Persons list, Foreign Sanctions Evaders list and the US Department of Commerce's Entity List, and the Denied Persons List) and/or any lists maintained by the United Nations Security Council, the United Kingdom, the European Union or its member states, or other applicable governmental authority.

9 Dispute Resolution

9.1 Any dispute arising out of or in connection with this MoU, including any question regarding its existence, validity or termination, shall be referred in the first instance, to the Parties' respective Authorized Contacts as stated at Annex A. If the dispute is not resolved within a maximum of fourteen (14) calendar days, it shall be referred in the second instance, to a senior level of HyperScale and the president or designee of xFusion (or if none so titled, any corporate officer of the party with like authority and responsibilities) of respective parties for resolution. If the Parties cannot resolve the dispute, the dispute shall be referred to judicial process in the United Arab Emirates for final resolution.

10 Governing law

The interpretation, construction and performance of this MoU shall be governed exclusively by the laws of United Arab Emirates excluding its conflict of laws principles.

AS WITNESS this MoU has been signed for and on behalf of the Parties the day and year first before written.

Signed for and on behalf of:

....

HyperScale Nexus Holding Corporation
Name: Tad Mailander
Title: President

Signed for and on behalf of:

....

xFusion Digital Technologies LLC
Name: Yong Yu
Title: President

APPENDIX A

Scope of Work

The scope of the work and responsibilities to be undertaken by each of the Parties herein in respect of the Colloboration:

(A) HYPERSCALE

HyperScale will undertake any data center system integration work required to deploy the hardware as per the project requirement including but not limited to the below:

- Data center readiness, including power, cooling, infrasturcture requirements(including but not limited to cooling tower, chiller, CDU, the primary and secondary liquid loops).
- Sizing the actual hardware demand for the intented compute workloads.
- Data center setup and services to implement the liquid cooling compute solution from Sub-contractor.
- Other software stacks requirement on top of the hardware.

(B) xFUSION

xFusion will provide the consultancy services to support HyperScale to design the standard model of Green Data Center with FusionPoD solution, which contains AI computing power and general high performance computing power. xFusion will deliver the compute hardware resources (servers) and provide the technical support services with regards to the hardware functionality.

- Solution high level design (HLD), with standard infrasturcture requirement to data center readiness.
- Configuration for the actual demand per project required from Partner.
- Server hardware supply including X86 Compute Node with NVIDIA GPU H100 Nodes.
- Native liquid cooling solution FusionPoD.
- Technical support and maintenance for compute hardware resources.

NOTIFICATION DETAILS

HYPERSCALE

Name:	Hyperscale Nexus Corp
Division/Department (if applicable):	HQ
Address	401 Ryland St, 89502, Reno Nevada USA
Authorised Contact:	Tad Mailander CEO/Legal
Telephone:	+1 619 549 1442
Email Address:	tad@mailanderlaw.net
Mailing Address:	401 Ryland St, 89502, Reno Nevada USA

XFUSION

Name:	xFusion Digital Technologies LLC
Division/Department (if applicable):	xFusion MEA Region
Address	xFusion Digital Technologies LLC, Office 1501, 15th floor, The Bay Gate Tower, Business Bay, Dubai, UAE
Authorised Contact:	Jiao Jian Vice President of ME Sales, Channel Partner & Ecosystem Alliance
Telephone:	+971 44578043
Email Address:	jiaojian@xfusion.com
Mailing Address:	xFusion Digital Technologies LLC, Office 1501, 15th floor, The Bay Gate Tower, Business Bay, Dubai, UAE

PRODUCT EXECUTION OVERVIEW

Purpose:
This outlines the necessary requirements for the successful execution of the Memorandum of Understanding (MOU) between Hyperscale Nexus Corp and xFusion, with the goal of achieving a complete working solution of Native Full Liquid Cooling FusionPoD with H-100 units. This is intended to ensure that the data center readiness aligns with the delivery timeline and facilitates seamless collaboration between the parties involved.

Project Execution Flow



Datacenter Site Readiness
Purchase Order and Financial Agreement
6 to 8 weeks Manufacturing of FusionPoD by xFusion
Project Acceptance
Solution Design and Confirmation
Authorized Distribution Registration
Advance Reporting to NVIDIA
1 to 6 weeks International shipping

1. Solution Design:

xFusion will prepare a Technical quotation with detailed specifications, pricing, and delivery terms upon receiving a request from Hyperscale Nexus Corp. The technical quote will be tailored to meet the specific requirements provided by Hyperscale Nexus Corp.

2. Data Center Site Readiness:

Hyperscale Nexus Corp acknowledges the importance of ensuring that the designated data center sites are fully prepared to accommodate the Native Full Liquid Cooling FusionPoD and H-100 units. This readiness includes proper infrastructure, power supply, cooling systems, and any necessary structural modifications. Hyperscale Nexus Corp commits to completing all data center site preparations as per the agreed-upon timeline to ensure the timely installation and operation of the supplied equipment.

3. Authorized Distributor Registration:

Hyperscale Nexus Corp acknowledges and agrees to complete the necessary registration processes required by xFusion's authorized distributor. This involves providing all required documentation, certifications, and approvals to establish a legitimate and authorized partnership with the Distributor. This registration is subject to the fulfillment of all requirements and agreements outlined by xFusion's Authorized distributor registration process.
Purchase Order and Financial Agreement:

Prior to the commencement of manufacturing, xFusion requires a confirmed purchase order from Hyperscale Nexus Corp through our authorized Distributor. Additionally, Hyperscale Nexus Corp agrees to make the necessary down payment required by NVIDIA and Quarterly reporting of the demand in advance as per their requirements, for each specific purchase order. All terms will be subject to approval by xFusion, Authorized Distributor, and NVIDIA. Cognizant of the shared

objective to deliver FusionPoD solution with 30,000 H100 NVIDIA cards, ensuring timely supply within stipulated 18 -Month timeline.

Manufacturing of FusionPoD Timeline:

The manufacturing process of FusionPoD with H-100 units shall commence upon receipt of the confirmed purchase order from the Authorized distributor and financial agreement to xFusion within 6 to 8 weeks for the attached BOQ. xFusion will provide regular updates on the progress of manufacturing to Hyperscale Nexus Corp through an Authorized Distributor. xFusion will accelerate the manufacturing timeline when the Data Center Readiness is efficiently managed.

Delivery Timeline:

xFusion's authorized distributor will coordinate the international transportation of FusionPoD with H-100 units, via sea freight due to the nature of the equipment. This transportation will facilitate the delivery of completed units from the Malaysia Manufacturing Unit to the specified data center sites. Delivery timelines are as follows:

For the site located in Thailand, delivery will be scheduled within a range of 1 to 2 weeks after the manufacturing process is finalized.

For data center sites situated in the European continent and other regions, the delivery timeline will span between 4 to 6 weeks.

In adherence to the requirements of the importing country's customs, Hyperscale Nexus Corp will make all necessary arrangements for the essential documentation. Additionally, Hyperscale Nexus Corp will ensure that the designated site is prepared for installation in alignment with the mutually agreed-upon schedule.

By fulfilling these precondition requirements, Hyperscale Nexus Corp demonstrates its commitment to the successful execution of the MOU and the realization of a complete working solution of Native full Liquid cooling Fusion Pods with H-100 units. This alignment between Datacenter readiness, and authorized distribution Registration will pave the way for a mutually beneficial partnership between the two entities.

BOQ for 10 FusionPoD		**Unit**	**Quantity**
Hardware	**Specification**		
FusionPoD 800 Liquid Rack System	1 * FusionPoD 800 rack (support up to 8 DH528E V7 node)	set	10
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	10
AI GPU Nodes DH528E V7	2 * Intel Xeon Sapphire Rapids 8480+ (56c, 2.0GHz) 32 * 64GB DDR5 4800MHz, RDIMM 2 * 480G SATA SSD 4 * 7.68 NVMe SSD 1 * Raid card 1 * H100 8-GPU HGX module 9 * InfiniBand NDR single port card, 400Gb/s 1 * 25GE dual port card	set	80
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	80

Management Node	2 * Intel Xeon Sapphire Rapids 8480+ (56c, 2.0GHz) 16 * 16GB DDR5 4800MHz, RDIMM 2 * 1.92TB SSD 1 * InfiniBand NDR200 single port card, 200Gb/s 1 * 25GE dual port card	set	2
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	2
InfiniBand NDR	40 * InfiniBand switch + NDR Cable + Transceiver	set	1
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	40
Storage	Please get the quote from 3rd party		
Management Network	Please get the quote from 3rd party		
Monitor Network	Please get the quote from 3rd party		
Liquid-pipe laying	Please get the quote from 3rd party		

BOQ for 8 FusionPoD

Hardware	Specification	Unit	Quantity
FusionPoD 800 Liquid Rack System	1 * FusionPoD 800 rack (support up to 8 DH528E V7 node)	set	8
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	8
AI GPU Nodes DH528E V7	2 * Intel Xeon Sapphire Rapids 8480+ (56c, 2.0GHz) 32 * 64GB DDR5 4800MHz, RDIMM 2 * 480G SATA SSD 4 * 7.68 NVMe SSD 1 * Raid card 1 * H100 8-GPU HGX module 9 * InfiniBand NDR single port card, 400Gb/s 1 * 25GE dual port card	set	64
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	64
Management Node	2 * Intel Xeon Sapphire Rapids 8480+ (56c, 2.0GHz) 16 * 16GB DDR5 4800MHz, RDIMM 2 * 1.92TB SSD 1 * InfiniBand NDR200 single port card, 200Gb/s 1 * 25GE dual port card	set	2
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	2
InfiniBand NDR	40 * InfiniBand switch + NDR Cable + Transceiver	set	1
	super-care service 24*7*4 Critical onsite maintenance support for 5 years	set	29
Storage	Please get the quote from 3rd party		
Management Network	Please get the quote from 3rd party		
Monitor Network	Please get the quote from 3rd party		
Liquid-pipe laying	Please get the quote from 3rd party		